UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
January 2, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ Ahmad Reza

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Ahmad Reza

SVP Corporate Comm & Investor Relation

No.	:	Tel.01/LP 000/DCI-M0000000/2023

Jakarta, 2 January 2023

To.

Board of Commissioners of the Indonesian Financial Service Authority

Attn. Chief Executive of Capital Market Supervisory

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Information on the Change of Corporate Secretary of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In Compliance with the Article 10 Paragraph (1) of regulation of Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) No. 35/POJK.04/2014 regarding Corporate Secretary of Issuers and Public Companies, specifically regarding the dismissal and appointment of the Corporate Secretary. We hereby announce the dismissal of the Acting Corporate Secretary and appointment of Corporate Secretary of PT Telkom Indonesia (Persero) Tbk, as follows:

Acting Corporate Secretary	:	Mr. R. Achmad Faisal
New Corporate Secretary	:	Mr. Edwin Julianus Sebayang

Thank you for your attention.

Yours faithfully,

/s/ Ahmad Reza

Ahmad Reza

SVP CORPORATE COMM & INVESTOR RELATION